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Need Westwood Delivery Solutions, Inc.

Consolidated financial statements ended

March 31, 2025

With independent accountant's review report

Independent Accountant's Review Report

To Management
Need Westwood Delivery Solutions, Inc.
San Francisco, CA 94114

We have reviewed the accompanying financial statements of Need Westwood Delivery Solutions, Inc. (the "Company"), which comprises of the balance sheet as of March 31, 2025 and the related note to the financial statements. A review includes primarily making inquiries of company management and reviewing corresponding support. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jonathan Gao, CPA
April 1, 2025

Need Westwood Delivery Solutions, Inc.

Balance sheet as of March 31, 2025

Assets

Cash and cash equivalents	35,678
Prepaid expense	322
Total	36,000

Liabilities and shareholder's equity

Accrued expense	3,984
Shareholder's equity	32,016
Total	36,000

Need Westwood Delivery Solutions, Inc.
Notes to the Financial Statements

1. Organization and purpose

Need Westwood Delivery Solutions, Inc. is a C-Corporation organized under the laws of the State of Delaware. The Company was incorporated on March 7, 2025. The Company is a delivery-first convenience store for college students. The Company has not yet launched its service.

2. Balance sheet

<u>Cash and cash equivalents</u> represents cash in the Company's bank account. The Company's cash is primarily derived from cash contributions from the Company's owner and a SAFE (stock agreement for future equity) agreement with an external investor.

<u>Accrued expense</u> represents business expenses outstanding on the Company's Mercury credit card at period end.

<u>Prepaid expense</u> represents a month's prepayment to an HR software provider for April 2025. The Company will then receive 6 months free through October 2025 and resume paying the monthly subscription in November 2025. The contract is for 18 months.

3. Employees

The Company does not currently have any full time employees besides the Company owner. The Company currently has independent contractor agreements with 13 individuals. These contractors have not performed any services for the Company as of March 31, 2025. The Company owner has not taken a salary as of March 31, 2025.